UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	01-32665
Issuer: Boardwalk Pipeline Partners, LP Exchange: New York Stock Exchange LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
9 Greenway Plaza, Suite 2800 Houston, TX 77046 (866) 913-2122
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Units Representing Limited Partner Interests
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with the rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Boardwalk Pipeline Partners, LP certifies that it has reasonable grounds to believe that it meets all the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 9, 2018	BOARDWALK PIPELINE PARTNERS, LP

	By:	BOARDWALK GP, LP,
its general partner

	By:	BOARDWALK GP, LLC,
its general partner

	By:	/s/ Michael E. McMahon
Michael E. McMahon
Senior Vice President, General Counsel and Secretary

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.